Exhibit 8.2

910 North Last Chance Gulch Suite A Helena, MT 59601	406 442 .5520 wipfli.com

STATE TAX OPINION

September 22, 2025

Boards of Directors

Pioneer Federal Savings & Loan Association

PSB Financial, Inc.

202 North Main Street

Deer Lodge, Montana 59722

Boards of Directors:

In accordance with your request, set forth below is the opinion of this firm relating to the material Montana income tax consequences of the proposed merger of Pioneer Federal Savings and Loan Association, a Montana-chartered mutual savings and loan association (“Mutual”), into Pioneer State Bank, a Montana-chartered bank (“Stock Bank”), pursuant to the Plan of Conversion dated September 16, 2025 (the “Plan”) and the Merger Agreement in the form approved by Mutual on September 9, 2025 (the “Agreement”). All capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan.

In forming and issuing our opinion, we have relied on the written opinion regarding the U.S. federal income tax treatment of the transaction prepared by Godfrey & Kahn, S.C. (Attachment A) and the Representation Letter prepared by Mutual dated September 22, 2025. Our opinion assumes that the Merger will constitute a reorganization, a mere change in form, within the meaning of Internal Revenue Code (“Code”) § 368(a)(1)(F). For purposes of this opinion, we have reviewed the applicable Montana authority.

Facts

Because Montana law does not permit mutual savings and loan associations to convert into stock banks, the merger of Mutual into a stock bank is the only manner in which Mutual can effectively convert into a stock bank under Montana law. In order to accomplish the conversion into stock bank form and the offering, the following transactions will occur:

▪	PSB Financial, Inc. (“Holding Company”) will be incorporated under Maryland law and will be capitalized with a minimum amount of capital to meet minimum capitalization requirements.

Stock Bank will be formed under Montana law and will be capitalized by Holding Company with $5,000, which is the minimum amount of capital to meet minimum capitalization requirements under Montana Administrative Rule § 2.59.2302(4).

▪	Mutual will merge with and into Stock Bank, with Stock Bank being the surviving corporation, pursuant to Montana law (the “Merger”).

▪	Pursuant to the Merger, Stock Bank will succeed to all of the assets and assume all of the liabilities of Mutual, including all liabilities to persons holding accounts in Mutual.

▪	Each person holding a deposit account in Mutual (“Account Holder”) at the time of the Merger will automatically continue as an account holder of Stock Bank, and the deposit balance, interest rate, and other terms of such Account Holder’s deposit accounts will not change as a result of the stock offering and conversion.

▪	Each Eligible Account Holder and Supplemental Account Holder, if any (as defined in the Plan), will receive an interest in a liquidation account (“Liquidation Account”) with respect to Stock Bank. The Liquidation Account will be established in an amount equal to the net worth of Mutual on the effective date of the Merger, as required by applicable federal law. Each such Account Holder will receive an interest in a portion of the Liquidation Account balance. As required by applicable federal law, this interest constitutes a right of priority over Holding Company to receive an amount representing such Account Holder’s interest in the net worth of Mutual on the effective date of the Merger before any liquidating distribution can be made with respect to Stock Bank’s common stock upon a liquidation of Stock Bank. An interest in the Liquidation Account cannot be increased but will be decreased to reflect withdrawals from such Account Holder’s account that reduce the amount in such Account Holder’s account, including account closures.

▪	Each Eligible Account Holder will be entitled to receive, without payment therefor, non-transferable subscription rights to purchase Holding Company common stock at the undiscounted price of $10.00 per share, which price was determined by an independent valuation, subject to overall purchase limitations (“Subscription Rights”).

▪	To the extent that there are sufficient shares of Holding Company common stock remaining after satisfaction of subscriptions by Eligible Account Holders and Holding Company’s tax-qualified employee benefit plans, each Supplemental Eligible Account Holder will be entitled to receive Subscription Rights without payment therefor.

▪	To the extent that there are shares of Holding Company common stock remaining after satisfaction of subscriptions by Eligible Account Holders, Holding Company’s tax-qualified employee benefit plans, and Supplemental Eligible Account Holders, each Other Member (as defined in the Plan) will be entitled to receive Subscription Rights without payment therefor.

▪	No one entitled to receive Subscription Rights will receive cash or any other property in lieu of such rights.

▪	Any shares of common stock of Holding Company not purchased by exercise of the Subscription Rights or by Holding Company’s tax-qualified employee benefit plans may be offered for sale in a community offering, and any shares of common stock of Holding Company not purchased in a community offering may be offered for sale thereafter in a syndicated community offering, in each case at the price of $10.00 per share determined by the independent valuation (the “Offering”).

Discussion of Relevant Montana Income Tax Issues

Montana imposes an income tax upon all “corporations” engaged in business in the state (Mont. Code Ann. § 15-31-101(3)), as well as upon any “bank organized under the laws of the state of Montana, of any other state, or of the United States and a savings and loan association organized under the laws of this state or of the United States” (Mont. Code Ann. § 15-31-101(4)).

Because Mutual is a savings and loan organization organized under the laws of Montana and because Stock Bank is a bank organized under the laws of the state of Montana, both companies are subject to Montana’s corporate income tax.

The Montana corporate income tax is imposed on a taxpaying entity’s “total net income” from Montana sources. Mont. Code Ann. 15-31-101(3). For this purpose, “net income” means “the gross income of the corporation” less enumerated deductions (Mont. Code Ann. § 15-31-113(2)), and Mont. Code Ann. § 15-31-113(1) defines “gross income” as “all income recognized in determining the corporation’s gross income for federal income tax purposes.”

Because Montana’s corporate income tax law does not specifically define the phrase “for federal income tax purposes,” its catch-all definitional section defines that phrase by cross-reference to the Code. Mont. Code Ann. § 15-31-501(2) “If a term is not defined in this chapter, the term has the same meaning as it does when used in a comparable context in the Internal Revenue Code”.

Unlike some states’ laws, Montana’s laws are silent about which version of the Code its corporate income tax code conforms to. Montana’s corporate income tax law automatically conforms to the Code as Congress may amend it from time to time (an approach often known as “rolling conformity”). As a result, Montana’s corporate income tax laws implicitly follow all provisions of the Code, unless there is an explicit statutory or regulatory basis for not conforming to any particular Code provision such as Code § 368(a)(1)(F).

Even though Montana conforms to Code § 368(a)(1)(F) generally, it decouples from the Code’s general requirement that the successor corporation in an F Reorganization must inherit the predecessor corporation’s net operating loss (NOL) carryforwards. Specifically, Code § 381(a)(2) provides that the acquiring corporation in an F Reorganization must inherit the NOL carryforwards of the acquired corporation.

However, under Montana Administrative Rule § 42.23.804(1), Montana effectively decouples from Code § 381(a)(2)’s impact on NOLs acquired in an F Reorganization by providing that “in the case of a merger of corporations, the surviving corporation may not claim a net operating loss deduction for net operating losses incurred by any of the merged corporations prior to the date of merger.”

As of the date of this opinion, Mutual is not expected to have an NOL for its 2024 tax year. As a result, Montana’s rule extinguishing pre-merger NOLs would have no effect on Mutual for its 2024 tax year.

As of the date of this opinion, it appears that for the period of 2025 prior to its merger with and into Stock Bank, Mutual will likely be in a loss position for Federal and Montana corporate income tax purposes. Because the F Reorganization would not create a short tax year for Mutual that would automatically cut off Mutual’s accounting period on the merger date, Mutual would need to compute the portion of its 2025 Montana NOL attributable to the 2025 pre-merger period and extinguish it under Montana Administrative Rule § 42.23.804(1).

Opinion

Montana’s corporate income tax regulations and statutes do not modify or decouple from its implicit adoption of Code § 368(a)(1)(F). Therefore, provided the transaction constitutes a reorganization within the meaning of Code § 368(a)(1)(F), Montana will conform to the federal income tax treatment of the transaction.

Montana’s corporate income tax regulations and statutes decouple from the provisions of Code § 381(a)(1) as they relate to NOLs. Therefore, any 2025 Montana NOL generated by Mutual prior to the 2025 merger date would be extinguished by the merger.

Scope of Opinion

The scope of this opinion is expressly limited to the Montana income tax consequences of the proposed transaction in connection with the representations and assumptions stated above. We have further assumed the absence of adverse facts not apparent from the Federal Opinion and representations provided. In issuing our opinion, we have assumed that Mutual will comply with the terms and conditions of the conversion and that the various representations and warranties that are provided to us are accurate, complete, true, and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters related to the Agreement under federal income tax law.

Our opinion, as stated above, is based upon the analysis of the Montana income tax statutes and administrative code, current administrative rulings, notices and procedures. Such laws, regulations, administrative rulings, notices and procedures are subject to change at any time and such changes may be retroactively effective. If so, our views as set forth may be affected and may not be relied upon. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof. In rendering our opinion, we have assumed that the entities identified in the Agreement will at all times comply with applicable state and federal laws and the factual representations of Mutual and Stock Bank. In addition, we have assumed that the activities of the entities identified in the Agreement will be conducted strictly in accordance with the Plan, the Agreement, and the Registration Statement. Further, any variation or differences in facts or representations recited herein, for any reason, could affect our conclusions, possibly in an adverse manner, and make them inapplicable.

We emphasize that the outcome of litigation cannot be predicted with certainty and, although we have attempted in good faith to opine as to the probable outcome of the merits of each tax issue with respect to which an opinion was requested, there can be no assurance that our conclusions would be adopted by the government, taxing authorities, or a court. This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the Montana Department of Revenue upon audit will agree with the above analysis.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also hereby consent to the references to this firm in the prospectus which is a part of the Registration Statement.

If you have any questions regarding this letter, please contact Ryan Lindsay at 406.457.7263.

Sincerely,

/s/ Wipfli LLP

Wipfli LLP

Enc.